April 6, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, NY 10281

Attention: Lauren Hamilton

Re:	Highland Funds II (the “Trust”)

Certified Shareholder Reports on Form N-CSR Filed on December 6, 2017 (Accession No. 0001193125-17-362402), Pursuant to Rule 30b2-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Shareholder Reports”)

1940 Act File No. 811-07142

Dear Ms. Hamilton:

This letter provides the Trust’s responses to the comments with respect to the Shareholder Reports that the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided orally via conference call on February 22, 2018. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Shareholder Report.

1. Staff Comment: The Trust is advised to file a written response to the Staff’s comments via EDGAR correspondence. The Staff notes that some of their comments may be directed to disclosures regarding certain funds; however, these comments may also apply to the disclosures for multiple funds. The Trust should review its filings as a whole to determine other areas where such comments may apply.

Response: The Trust confirms its understanding of the Staff’s comment.

2. Staff Comment: In the Investment Portfolio section of the Shareholder Report, the Staff notes that the Highland Global Allocation Fund (“Global Allocation Fund”) held 14.6% of its net assets in TerreStar Corporation, a restricted security. Additionally, the Staff notes that 23.5% of the Global Allocation Fund’s net assets were fair valued under the Fund’s valuation procedures as of September 30, 2017. Please confirm supplementally the percentage of illiquid securities held by the Fund, by month, during the fiscal year ended September 30, 2017. Please confirm supplementally that the Global Allocation Fund complied with the liquidity requirements prescribed by the 1940 Act during that period.

Response: The percentage of illiquid securities held by the Global Allocation Fund, by month, during the fiscal year ended September 30, 2017 is as follows:

Month Ending	Percentage of Illiquid Securities Held
October 31, 2016	17.9%
November 30, 2016	17.4%
December 31, 2016	16.9%
January 31, 2017	17.2%
February 28, 2017	17.6%
March 31, 2017	19.4%
April 30, 2017	20.2%
May 31, 2017	21.2%
June 30, 2017	22.4%
July 31, 2017	22.2%
August 31, 2017	23.4%
September 30, 2017	23.9%

The Trust confirms that the Global Allocation Fund complied with the liquidity requirements prescribed by the 1940 Act during the Fund’s fiscal year ended September 30, 2017. The Fund does not allow the acquisition of any illiquid securities if, at the time of such purchase, greater than 15% of the Fund’s portfolio would consist of illiquid securities.

3. Staff Comment: The Staff notes that the footnote to the Fees and Expenses of the Fund table of the Trust’s prospectus dated February 1, 2017 for the Highland Small-Cap Equity Fund (“Small-Cap Equity Fund”) states that the Fund’s Expense Cap (as that term is defined in the prospectus) is 1.15% of the Fund’s average daily net assets. Please explain how the “Expense Reimbursement” line item in the table is calculated at 0.42%, and not 0.44%. Similarly, please explain how the “Expense Reimbursement” line item in the fee table for the Highland Tax-Exempt Fund (“Tax-Exempt Fund”) is calculated at 0.20%, and not 0.21%.

Response: The differences in the calculation of the “Expense Reimbursement” line item for each of the Small-Cap Equity Fund and the Tax-Exempt Fund can be attributed to small expenses included in each Fund’s “Other Expenses” line item in the table that are Excluded Expenses (as that term is defined in the prospectus).

4. Staff Comment: The Staff notes that in the Management Discussion of Fund Performance (“MDFP”), as of September 30, 2017, the Global Allocation Fund was invested 26.7% in master limited partnerships (“MLPs”). The Staff also notes that, as of September 30, 2016, the Global Allocation Fund was invested 27.0% in MLPs. The Staff notes that in the Investment Portfolio section of the Shareholder Report, the Global Allocation Fund had 16.0% of its securities sold short as of September 30, 2017. The Staff also notes that, as of September 30, 2016, the Global Allocation Fund had 11.1% of its securities sold short. Please explain why investments in MLPs and securities sold short are not included in the principal investment strategies section of the Global Allocation Fund’s prospectus dated February 1, 2017. Please also explain why the Global Allocation Fund’s MDFP section of the Shareholder Report did not discuss the impact to the Fund of securities sold short.

Response: On January 25, 2018, the Trust filed Post-Effective Amendment No. 141 to its Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 144 to its Registration Statement under the 1940 Act on Form N-1A (“Amendment No. 141/144”) on behalf of its series, including Global Allocation Fund (Accession No. 0001193125-18-019678). Amendment No. 141/144 became effective on February 1, 2018 pursuant to paragraph (b) of Rule 485 under the Securities Act. The Global Allocation Fund does not have a principal investment strategy to invest in any particular market sector, but may focus on one or more sectors if its portfolio manager identifies attractive investment opportunities in such sectors. The Fund’s current investments in MLPs are targeted trades to realize expected price reflation following the MLP industry price dislocation due to the drop in oil prices. Investments in MLPs are not intended to become an ongoing principal investment strategy of the Fund. The Fund’s short trades also represent targeted short trade opportunities. While investments in MLPs and securities sold short are not included in the principal investment strategies section of the Global Allocation Fund’s prospectus, disclosure regarding the risks of the Fund’s commodities-linked investments (Commodity Exposure Risk) and the risks of loss associated with the Fund’s short sales (Short Sales Risk) are currently included in the Fund’s principal risks. The Trust undertakes to file a prospectus supplement to include specific reference to MLPs and securities sold short in the principal investment strategies of the Fund, and, in addition to Commodity Exposure Risk, to include specific MLP Sector Risk. The Trust confirms that it will disclose the effect to the Global Allocation Fund of securities sold short in the MDFP section of future shareholder reports.

5. Staff Comment: Pursuant to the requirements of Reg. S-X Article 12-12, please disclose the share class of the investment companies in the Investment Portfolio for the Global Allocation Fund.

Response: The Trust confirms that it will disclose the share class of the investment companies in the Investment Portfolio in accordance with Reg. S-X Article 12-12 in future shareholder reports, as appropriate.

6. Staff Comment: The Staff notes that the Trust’s website appears to show an old expense ratio for the Tax-Exempt Fund as it differs from the Fund’s expense ratio contained in the MDFP and Financial Highlights sections of the Shareholder Report. Please update the website with current information.

Response: The Trust will update its website to show the Tax-Exempt Fund’s current expense ratio.

7. Staff Comment: The Staff notes that in the MDFP section of the Shareholder Report the Global Allocation Fund’s top ten holdings include four issuers, each in excess of 5% of the Fund’s net assets, which total 50.2% of the Fund’s net assets. Please explain why non-diversification risk has not been identified as a principal risk in the Fund’s summary prospectus.

Response: The Global Allocation Fund is diversified as defined in the 1940 Act. The Fund has not acquired and will not acquire any additional securities of these four issuers if doing so results in the Fund exceeding the diversification limits. The Trust also undertakes to file a prospectus supplement to include “Focused Investment Risk.”

8. Staff Comment: The Staff notes that the Global Allocation Fund holds payment-in-kind

(PIK) bonds. Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946-230-55-1 states that the information regarding non-cash investing and financing activities such as reinvestment of dividends and distributions should be disclosed. Please update in future filings as applicable.

Response: The Trust confirms that it intends to include the requested disclosure in the Global Allocation Fund’s Statement of Cash Flows in future shareholder reports, as appropriate.

9. Staff Comment: In the Notes to Financial Statements, please include a description of the sensitivity of recurring Level 3 measurement to changes in unobservable inputs in financial statement footnotes going forward.

Response: The Trust confirms that it will consider including the requested disclosure in its financial statements that are included in future shareholder reports and other filings, as appropriate.

10. Staff Comment: In the Statements of Assets and Liabilities, please explain the liability entitled “Due to broker”. Please also explain the difference between the liabilities entitled “Interest expense and commitment fees” and “Interest expense and commitment fee payable.”

Response: The liability entitled “Due to broker” generally relates to margin balances at counterparties, such as prime brokers. The Trust confirms that it will include additional disclosure relating to this item in future shareholder reports, as appropriate. The Trust confirms that it will include one liability line item entitled “Interest expense and commitment fees” in future shareholder reports.

11. Staff Comment: The Staff notes that Note 10 to the Notes to Financial Statements of the Shareholder Report for the Highland Energy MLP Fund (“Energy MLP Fund”) indicates that three shareholders each hold in excess of 5% of the Fund’s assets and collectively hold 75.07% of the Fund’s assets. Please explain why shareholder concentration risk is not included in the Energy MLP Fund’s prospectus.

Response: The Trust will consider adding large shareholder risk disclosure in connection with the Energy MLP Fund’s next annual prospectus update. The Trust will consider the nature of any large shareholder concentration and the degree to which large shareholder concentration may be considered a principal risk of investing in the Fund.

12. Staff Comment: In the Investment Portfolio for the Small-Cap Equity Fund, the Staff notes that the Fund had a futures contract, for which $999,900 was pledged as collateral, open at September 30, 2017. In connection with new rules relating to investment company reporting modernization, cash collateral is required to be separately disclosed on the Fund’s balance sheet. Please explain where this item is located on the balance sheet.

Response: The requested change will be made in future shareholder reports.

13. Staff Comment: In the Investment Portfolio for the Small-Cap Equity Fund, the Staff notes that the Fund purchased put options and had written options contracts outstanding as of September 30, 2017, but that the name of the counterparty was omitted. Please include the name of the counterparty going forward as required by Reg. S-X Article 12-13.

Response: The requested change will be made in future shareholder reports.

14. Staff Comment: In the Investment Portfolio for the Highland Total Return Fund, the Staff notes that the Fund invests in PIKs. For variable rate securities, please include, in the Investment Portfolio, (1) a description of the reference rate and spread and (2) the end of the period interest rate. Alternatively, for each reference rate described in the Investment Portfolio, please disclose the end of the period reference rate in the Notes to the Financial Statements.

Response: The requested change will be made in future shareholder reports.

If you should have any questions, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President

cc:	Dustin Norris, Highland Capital Management Fund Advisors, L.P.

Eric S. Purple, Esq., Stradley Ronon Stevens & Young LLP

Christopher J. Zimmerman, Esq., Stradley Ronon Stevens & Young LLP

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